January 17, 2008

Mail Stop 3720

By U.S. Mail

Jeffrey A. Stoops
Chief Executive Officer and President
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, FL 33487

      Re: SBA Communications Corporation
              Definitive Schedule 14A
              Filed April 17, 2007
              File No. 0-30110

Dear Mr. Stoops:

      We have reviewed your response letter dated October 12, 2007 and have the following comments. Please respond to our comments by January 31, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 14

Compensation Setting Process, page 14

1.   We have considered your response to comment three in our letter dated August 21, 2007. If you engage in benchmarking of compensation, as it appears you do for base salaries, you should identify all the companies that the compensation committee considered for benchmarking purposes. If you are unable to identify the companies, please disclose this fact and explain why.

Executive Compensation Components and Practices, page 16

Cash Bonuses, page 16

2.   We have considered your responses to comments five and eight in our letter dated August 21, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target for the last fiscal year would cause you competitive harm.

3.   We have considered your response to comment seven in our letter dated August 21, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target for the current fiscal year would cause you competitive harm.

4.   We have considered your response to comment six in our letter dated August 21, 2007. We continue to believe that you should disclose, for each named executive officer, how much weight you afford to achievement of company performance goals versus individual performance goals in determining performance-based compensation awards. To the extent that specific weights are given to specific performance measures, please also disclose that information for each named executive officer. Please confirm that you will provide such disclosure in future filings regarding executive compensation for the last fiscal year.

Executive Compensation, page 23

2006 Grants of Plan-Based Awards Table, page 24

5.   We have considered your response to comment 11 in our letter dated August 21, 2007. It appears that the amount of annual cash bonus that is tied directly to the achievement of consolidated financial and strategic performance goals may be non-equity incentive plan compensation that you should report in the non-equity incentive plan compensation column in the summary compensation table when earned and in the grants of plan-based awards table when awarded.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel

cc: *By facsimile to (305) 679-6311*
        Kara L. MacCullough
        Holland & Knight LLP